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                                                                       Exhibit 4
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                        INCENTIVE STOCK OPTION PLAN 1Q
                                (Non-Qualified)

1. PURPOSE. The Plan 1Q (the "Plan") is intended as an incentive and to encourage stock ownership by key employees of SOFTWARE TECHNOLOGY, INC. (the "Company") by the granting of stock options as provided herein. The options issued pursuant to the Plan will not constitute incentive stock options within the meaning of Section 422 of the Internal Revenue Code.

2.  ADMINISTRATION.
    (a) The Plan shall be administered by the Chief Executive Officer of Exigent International, Inc. (the "CEO").
    (b) The CEO is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it may deem appropriate for the proper administration of the Plan, and to make such determinations under, and such interpretations of, and to take such steps in connection with, the Plan or the options granted thereunder as it may deem necessary or advisable, which actions shall be binding and conclusive.

3. ELIGIBILITY. Options may be granted to such employees of the Company or its subsidiaries as the CEO shall select from time to time.

4. STOCK. The stock to be subject to options under the Plan shall be shares of the Exigent International, Inc. ("Exigent") common shares (30,000,000 authorized) par value $.01 per share, either authorized and unissued or treasury shares. The aggregate number of shares of stock for which options may be granted under the Plan shall not exceed six hundred thousand (600,000) common shares, subject to adjustment in accordance with the terms of paragraph 8 hereof. The shares subject to the unexercised portion of any terminated or expired options under the Plan may again be subjected to options under the Plan.

5. TERMS AND CONDITIONS OF OPTIONS. All options granted pursuant to the Plan shall be authorized by the Exigent Board of Directors (the "Board") and shall be evidenced by stock option agreements in writing in such form as the Board shall determine. The terms and conditions set forth in such stock option agreements shall include the following provisions.
    (a) Grant Date. The CEO shall determine the date on which such option shall be given; however, any options granted under this Plan shall be granted within ten (10) years from the date this Plan is adopted.
    (b) Fair Market Value. The fair market value shall be (i) if the Common Shares are listed on a national exchange, the simple average of the high and low prices in trading of the Common Shares, as reported by sources deemed reliable by the CEO, on such exchange on the date on which the Option is granted (or if there is no trading on such date, then on the first previous date on which there has been trading); (ii) if the Common Shares are not listed on a national exchange but are traded in the over-the-counter market, the average of the high and low prices on the date on which the Option is granted (or if there is no trading on such date, then on the first previous date on which there has been trading); or
        (iii) if the Common Shares are neither listed on a national exchange nor traded in the over-the-counter market, as determined in good faith by the CEO based upon an appraisal, or in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with the Internal Revenue Code and accompanying regulations.
    (c) Option Period. Each stock option agreement shall set forth the period for which such option is granted, which shall not exceed three (3) years from the date such option is granted (the "option period").
    (d) Option Price. The option price per share of each option granted under the Plan shall be not less than one hundred percent (100%) of the fair market value, as determined by the CEO, of